June 29, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CVS Caremark Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-01011

Dear Mr. Rosenberg:

CVS Caremark Corporation (the “Company”) is responding to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated June 22, 2012 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response. The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit 13 — Portions of the 2011 Annual Report…

Notes to Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Revenue Recognition, page 31

1.              Please reconsider the appropriateness of the statement included in your response to comment 1 that you recognize revenue in accordance with Staff Accounting Bulletin Topic 13 and Accounting Standards Codification (“ASC”) 605 Revenue Recognition.  We observe that the delivery requirement for revenue recognition is met when the seller has substantially accomplished what it must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of service.  Applied to your facts and circumstances, we do not believe that segregating the prescribed product in a separate container and placing it in your “waiting bin” represents delivery in part because the risks of ownership have not passed to your customer at that point.  We also are unable to discern from your response that the requirements necessary to recognize revenue when delivery has not occurred (i.e. bill and hold arrangements) have been met.  We note that your response cites other “remaining performance obligations” in addition to delivery.

It remains unclear to us what those obligations are and whether they too raise question about the appropriateness of the statement cited above.

As discussed with the Staff, we have reconsidered the appropriateness of the statement included in our response that “We recognize revenue in accordance with Staff Accounting Bulletin Topic 13 and Accounting Standards Codification (“ASC”) 605 Revenue Recognition.” To clarify, the criteria contained therein have been met for all but 0.3% of our revenue transactions. We acknowledge the “filled” prescriptions remaining in the waiting bin at any point in time have not met the “delivery” criteria for revenue recognition as outlined in Staff Accounting Bulletin Topic 13.A.3, and while the Company believes its remaining performance obligations are perfunctory once the prescription is filled by the pharmacist and placed in the waiting bin, nevertheless for this portion of our revenue we acknowledge that the delivery requirement for revenue recognition has not been met, and therefore, should be deferred. For clarity, our remaining performance obligations that we referenced relate to our pharmacies, which need to be open for our customers to pick up their prescriptions and pay their co-pays, if applicable. We do not believe the bill and hold literature is applicable as the risk of loss has not transferred to the customer until the prescription is picked up by the customer.

We advise the Staff that 0.3% of consolidated revenue representing filled prescriptions that have not yet been picked up by the customer, reflects a timing difference as once the customer picks up the prescription the revenue cycle is complete. This timing difference has never been material to the Company’s financial statements and the Company has developed a process to monitor the impact to ensure it is not material to the consolidated financial statements. On a quarterly basis, the Company estimates the impact on revenue, gross margin and net income. Such analysis is provided to and discussed with the Company’s Audit Committee of the Board of Directors and the Company’s independent registered public accounting firm, which include such amounts on their schedule of unrecorded differences. To date, we have concluded that the impact is not material to the consolidated financial statements, and therefore, the adjustment has not been recorded. We review this analysis quarterly because we do not believe that GAAP needs to be applied to immaterial items as long as they remain immaterial. If there are any trends in our business that cause us to believe that such amounts are expected to become material in the future, we would record an adjustment to defer the revenue related to prescriptions that remain in the waiting bin at period end.

As of December 31, 2011, 2010 and 2009, the amount of revenue recorded for prescriptions filled but not yet picked up by customers was approximately $347 million, $327 million and $315 million, respectively, which was approximately 0.3% of consolidated revenue each year. As of December 31, 2011, 2010 and 2009, the amount of after tax income recorded for prescriptions filled but not yet picked up by customers was approximately $39 million, $40 million and $37 million, respectively, which was approximately 1.1%, 1.2% and 1.0% of income from continuing operations, respectively. As discussed above, the Company believes that such amounts are immaterial to its consolidated financial statements. Below is a summary of the impact to revenue and income from continuing operations for 2011, 2010 and 2009 if the Company had always used the customer pick up date instead of the fill date to recognize revenue:

(in millions)	Fill Date	Pick Up Date	Difference

Revenue:
2011	$107,100	$107,080	$(20)
2010	$95,778	$95,766	$(12)
2009	$98,215	$98,145	$(70)

Income from continuing operations:
2011	$3,488	$3,489	$1
2010	$3,422	$3,419	$(3)
2009	$3,700	$3,697	$(3)

The Company has looked into addressing this timing issue several times from both a systems and operational point of view. In all cases the cost of compliance exceeded the benefit when we looked into the matter. The Company has weighed the materiality of the uncorrected misstatement against the changes the Company would have to make to its information systems and financial statement close process to accurately record the impact. The systems change to capture this information would be complex and require a substantial investment of time and resources. In addition, our control processes to create deferred revenue by location for our over 7,400 pharmacies would result in manual intervention and require judgment as to the precision of the appropriate amount of the deferred revenue and related costs, resulting in weaker internal controls, compared to the current systemic process requiring no judgment or adjustments. Furthermore, to compute and record a manual estimate or “top side” adjustment each period of the estimated total deferred revenue for financial statement purposes would uncouple the system to prepare GAAP based financial statements and the systems used to analyze and describe operating results and trends as well as compensate employees, which could result in confusion to operations personnel and could lead to instability in our internal controls. A good example is same store sales which is a very critical financial metric to investors, the results of which are analyzed using details at the store level. If a top side adjustment were recorded, the details used to analyze performance would differ from where the financial statement numbers were derived. Further, any change would also have an impact on the over 7,400 store level income statements provided to our store managers that manage our retail pharmacy business. Based on our review of the cost of compliance and the potentially detrimental impact to our control environment in relation to the materiality of the change, we determined that we would not record the adjustment to defer the revenue and related cost and continue to record revenue based upon the fill date which approximates the delivery date. We will continue to evaluate the appropriateness of such a policy, including an assessment of the impact of deferral on a quarterly basis to assess the materiality to the Company’s consolidated financial statements. Such an evaluation will also include an assessment of any possible changes to the adjudication process, sales volumes, and changes to the healthcare regulatory environment.

While we believe this timing difference is immaterial, we are proposing to add a sentence to the Retail Pharmacy Segment’s revenue recognition policy shown below to clarify our revenue recognition policy (information added in response to the Staff’s comment is underlined):

Retail Pharmacy Segment - The RPS recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Revenue from the sale of prescription drugs is recognized at the time the prescription is filled as opposed to upon delivery as required under ASC 605 Revenue Recognition. For substantially all prescriptions, the fill date and the delivery date occur in the same reporting period. The effect on both revenue and income of recording prescription drug sales upon fill as opposed to delivery is immaterial ~~which is or approximates when the retail customer picks up the prescription~~. Customer returns are not material. Revenue generated from the performance of services in the RPS’ health care clinics is recognized at the time the services are performed. See Note 14 for additional information about the revenues of the Company’s business segments.

If you have any questions or comments, please do not hesitate to contact me at 401-770-2564.

Sincerely,

/s/ David M. Denton
David M. Denton
Executive Vice President and Chief Financial Officer